Mail Stop 4561
via fax (613) 728-3654

March 6, 2008

David Dobson
Chief Executive Officer and Director
Corel Corporation
1600 Carling Avenue
Ottowa, Ontario Canada K1Z 8R7

> **Re: Corel Corporation**
> **Form 10-K for the Year Ended November 30, 2007**
> **Filed February 8, 2008**
> **File no. 000-20562**

Dear Mr. Dobson:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Arrangements, page 57

1.   We note your disclosures on page 17 where you indicate that some of your agreements with customers and distributors, including OEMs and online services companies, require you to indemnify these parties for third-party intellectual property infringement claims, and many of these indemnification obligations are not subject to monetary limits. Tell us how you considered the requirements of

Item 303(a)(4)(ii)(A) and paragraph 5 of FSP FIN 45-3 in concluding that these indemnification agreements do not qualify as off-balance sheet arrangements.

Independent Auditors' Report, page 67

2.   We note that your audit report was signed by an audit firm based in Ottawa, Canada. Please tell us whether the Company qualifies as a foreign private issuer. If not, then please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States.   Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission's website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442_69217. Please tell (1) where the majority of your revenues are earned, (2) where the majority of your assets are located, (4) where your management and accounting records are located and (3) where the majority of the audit work is conducted. We may have further comments.

Note 2. Summary of Significant Accounting Policies, page 73

Software Revenue Recognition, page 73

3.   We note from your disclosures that revenue from software and software-related arrangements involving multiple elements is allocated to each element based on VSOE of fair value and that VSOE is based on the associated price when the elements are sold separately. Please describe the process you use to evaluate the various factors that effect your VSOE such as customer type, purchase volume, duration of arrangement, etc. Further, address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value and tell us how you considered paragraphs 10 and 57 of SOP 97-2 in accounting for such arrangements.

4.   We note that for certain OEM arrangements where PCS is granted for a period greater than one year, revenue is recognized ratably over the shorter of the contractual PCS period or the estimated life of the product. Please explain further the terms of these arrangements. Tell us whether you offer PCS on all OEM license sales and if so, tell us how these arrangements differ from your typical OEM arrangements whereby revenue is recognized based on the evidence of products sold by the OEM to the end customer or to the OEM's sales channel partners.   Tell us whether the PCS services are provided to the OEM or their end-user customer and tell us when the service period begins (i.e. upon delivery of the license to the OEM or upon sale to the end customer). Further tell us what

literature you are relying upon in recognizing revenue for these arrangements over the shorter of the contractual PCS period or the estimated life of the product.

Note 14. Shareholders' Equity

Share Option Plans, page 97

5.   Provide us with your volatility calculation based on the blended rate of the Company's own stock price and the US Dow Jones Software and Computer Sciences Index for fiscal years 2005, 2006 and 2007 as well as those assumptions used to determine the fair value of the options issued in the InterVideo acquisition.

Item 9A. Controls and Procedures, page 107

6.   We note your statement that "management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met." Please revise to state clearly, if true, your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Schedule II - Valuation and Qualifying Accounts

7.   We note you record revenues net of product returns and rebates and that you also maintain an allowance for doubtful accounts for estimated losses resulting from a customer's inability to make payments. Tell us how you considered Item 5-04(a)(2) of Regulation S-X as it relates to disclosing a schedule of valuation and qualifying accounts for each of the valuation accounts.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief